Exhibit 99.1

JOINT NEWS RELEASE

Agnico Eagle Announces Successful Take-Up of 94.1% of the Shares of O3 Mining and Mandatory Extension of Offer to February 3, 2025

•	All-cash offer of $1.67 per share representing a 58% premium to O3 Mining’s closing price on December 11, 2024

•	Agnico Eagle has satisfied the minimum tender condition and has taken-up and acquired 94.1% of the outstanding O3 Mining shares

•	Shareholders who have not already tendered should do so as soon as possible to take advantage of the significant offer as their brokers, banks or other intermediaries likely have tendering cut-off times well in advance of the expiry time of 11:59 p.m. (EST) on February 3, 2025

•	Tender your shares today for prompt payment. Contact Laurel Hill Advisory Group for assistance at 1-877-452-7184 or email assistance@laurelhill.com

(All amounts expressed in Canadian dollars unless otherwise noted)

TORONTO – January 24, 2025 – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) (“O3 Mining”) are pleased to jointly announce that Agnico Eagle has taken-up and acquired 110,424,431 common shares of O3 Mining (the “Deposited Shares”), representing approximately 94.1% of the outstanding common shares of O3 Mining (the “Common Shares”) on a basic basis, pursuant to its board-supported take-over bid (the “Offer”) for all of the outstanding Common Shares for $1.67 in cash per Common Share. The aggregate consideration payable for the Deposited Shares is $184,408,800. Agnico Eagle will pay for the Deposited Shares by January 28, 2025. All of the conditions of the Offer have been satisfied or waived.

Agnico Eagle has extended the expiry time of the Offer by a mandatory period of 10 days to 11:59 p.m. (EST) on February 3, 2025 (the “Expiry Time”) in order to allow the remaining shareholders of O3 Mining to tender their Common Shares to the Offer and receive the all-cash offer price of $1.67 per Common Share.

O3 Mining’s President and Chief Executive Officer, Mr. José Vizquerra commented: “We are pleased to achieve this excellent and timely outcome for our shareholders who tendered their Common Shares to the Offer. While providing an opportunity for our shareholders to realize immediate value at a significant premium, the transaction will also enable the efficient advancement of the Marban Alliance project by Agnico Eagle, an experienced operator that has the financial strength, mining expertise and community commitment to take the project to its next stage of development.”

Full details of the Offer are contained in Agnico Eagle’s take-over bid circular and in O3 Mining’s directors’ circular, which are available under O3 Mining’s profile on SEDAR+ (www.sedarplus.ca) and on O3 Mining’s and Agnico Eagle’s respective websites. Agnico Eagle will file the Notice of Extension extending the Expiry Time to 11:59 p.m. (EST) on February 3, 2025 under O3 Mining’s profile on SEDAR+ (www.sedarplus.ca) and on O3 Mining’s and Agnico Eagle’s respective websites and mail the Notice of Extension to shareholders of O3 Mining in accordance with applicable law. These materials contain important information on how to tender to the Offer.

Next Steps and How to Tender Your Shares to Receive Prompt Payment

Following the Expiry Time, Agnico Eagle intends to pursue a second-step transaction to acquire the remaining Common Shares not tendered to the Offer, as described in Agnico Eagle’s take-over bid circular available under O3 Mining’s profile on SEDAR+ (www.sedarplus.ca) and on O3 Mining’s and Agnico Eagle’s respective websites.

Remaining O3 Mining shareholders are strongly encouraged to tender their Common Shares to the Offer prior to the Expiry Time to ensure that they promptly receive the offer price of $1.67 per Common Share. O3 Mining shareholders whose Common Shares are held through a broker, bank or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer – intermediaries have likely established tendering cut-off times that are prior to the Expiry Time. Shareholders who do not tender prior to the Expiry Time will not receive payment for their Common Shares until the completion of the second-step transaction.

For information on tendering your Common Shares, please contact Laurel Hill Advisory Group toll free at 1-877-452-7184 or by email at assistance@laurelhill.com.

Shareholder type:	How do I tender my Common Shares to the Agnico Eagle Offer?

Beneficial

Most O3 Mining shareholders are beneficial shareholders. This means your Common Shares are held through a broker, bank or other financial intermediary, and you do not have a share certificate or DRS advice.

Contact your bank or your broker immediately and instruct them to tender your Common Shares to the Offer.
Registered You are a registered shareholder if you hold your Common Shares directly and have a share certificate or DRS advice.	Contact Laurel Hill Advisory Group: Phone: 1-877-452-7184 Email: assistance@laurelhill.com

For additional information regarding the Offer, please visit: https://www.agnicoeagle.com/Offer-for-O3-Mining/default.aspx and https://o3mining.com/agnico-eagle-mines-limited-offer-for-o3-mining-inc/.

O3 Mining Board Transition

In connection with the successful take-up of the Deposited Shares under the Offer, the board of directors of O3 Mining was reconstituted to include representatives of Agnico Eagle. The O3 Mining board of directors is now comprised of continuing directors Amy Satov and Bernardo Alvarez Calderon and Agnico Eagle representatives Peter Netupsky, Carol Plummer, Jean Robitaille and Chris Vollmershausen. Peter Netupsky is Vice President, Corporate Development of Agnico Eagle; Carol Plummer is Executive Vice President, Sustainability, People & Culture of Agnico Eagle; Jean Robitaille is Executive Vice President, Chief Strategy & Technology Officer of Agnico Eagle; and Chris Vollmershausen is Executive Vice President, Legal, General Counsel & Corporate Secretary of Agnico Eagle.

At Agnico Eagle’s request, José Vizquerra and Elijah Tyshynski will continue in their roles as President and Chief Executive Officer and as Chief Financial Officer and Corporate Secretary of O3 Mining, respectively, until the completion of the second-step transaction.

Additional Early Warning Disclosure Regarding O3 Mining

Immediately prior to the take-up of the Deposited Shares under the Offer, Agnico Eagle beneficially owned, and exercised control and direction over, 1,057,753 Common Shares, representing approximately 0.9% of the issued and outstanding Common Shares on a basic basis, and 270,000 Common Share purchase warrants (the “Warrants”) exercisable for an aggregate of 270,000 Common Shares at an exercise price of $1.45 per Warrant. In addition, Agnico Eagle held a convertible senior unsecured debenture in the principal amount of $10,000,000 dated June 19, 2023 (the “Convertible Debenture”). Assuming the full exercise of all Warrants held by Agnico Eagle and the full conversion of the Convertible Debenture immediately prior to the take-up of Common Shares under the Offer, Agnico Eagle would beneficially own, and exercise control and direction over, 6,205,802 Common Shares, representing approximately 5.1% of the issued and outstanding Common Shares on a partially-diluted basis.

Agnico Eagle acquired 110,424,431 Deposited Shares pursuant to the Offer, representing all of the Common Shares validly deposited and not withdrawn as of 11:59 p.m. (EST) on January 23, 2025, for aggregate consideration of $184,408,800 in cash. As a result, as of the date hereof, Agnico Eagle beneficially owns, and exercises control and direction over, an aggregate of 111,482,184 Common Shares, representing approximately 95% of the issued and outstanding Common Shares on a basic basis. Assuming the full exercise of all Warrants held by Agnico Eagle and the full conversion of the Convertible Debenture, Agnico Eagle would beneficially own, and exercise control and direction over, 116,630,233 Common Shares, representing approximately 95.2% of the issued and outstanding Common Shares on a partially-diluted basis.

Early Warning Disclosure Regarding Cartier Resources

Immediately prior to the take-up of the Deposited Shares under the Offer, (i) Agnico Eagle beneficially owned, and exercised control and direction over, 50,749,679 common shares (the “Cartier Shares”) of Cartier Resources Inc. (“Cartier”) and 7,000,000 Cartier Share purchase warrants (the “Cartier Warrants”), representing approximately 15.6% of the issued and outstanding Cartier Shares on a partially-diluted basis assuming the full exercise of the Cartier Warrants held by Agnico Eagle, and (ii) O3 Mining beneficially owned, and exercised control and direction over, 46,273,265 Cartier Shares, representing approximately 12.7% of the issued and outstanding Cartier Shares on a basic basis.

As a result of Agnico Eagle’s acquisition of control of O3 Mining pursuant to the Offer, as of the date hereof, Agnico Eagle is deemed to beneficially own, and exercise control and direction over, an aggregate of 97,022,944 Cartier Shares, representing approximately 26.7% of the issued and outstanding Cartier Shares on a basic basis. Assuming the full exercise of all Cartier Warrants held by Agnico Eagle, Agnico Eagle would be deemed to beneficially own, and exercise control and direction over, 104,022,944 Cartier Shares, representing approximately 28.0% of the issued and outstanding Cartier Shares on a partially-diluted basis.

Agnico Eagle holds its Cartier Shares and Cartier Warrants for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Cartier Shares, Cartier Warrants or other securities of Cartier or dispose of some or all of its Cartier Shares, Cartier Warrants or other securities of Cartier that it owns at such time.

Early Warning Disclosure Regarding STLLR Gold Inc.

Immediately prior to the take-up of the Deposited Shares under the Offer, O3 Mining beneficially owned, and exercised control and direction over, 12,458,939 common shares (the “STLLR Shares”) of STLLR Gold Inc. (“STLLR”), representing approximately 10.1% of the issued and outstanding STLLR Shares on a basic basis. Agnico Eagle did not beneficially own, or exercise control or direction over, any STLLR Shares.

As a result of Agnico Eagle’s acquisition of control of O3 Mining pursuant to the Offer, as of the date hereof, Agnico Eagle is deemed to beneficially own, and exercise control and direction over, 12,458,939 STLLR Shares, representing approximately 10.1% of the issued and outstanding STLLR Shares on a basic basis.

Agnico Eagle holds its STLLR Shares for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional STLLR Shares or other securities of STLLR or dispose of some or all of its STLLR Shares or other securities of STLLR that it owns at such time.

Early warning reports in respect of the foregoing will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of each early warning report, please contact:

Agnico Eagle Mines Limited
c/o Investor Relations
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7
Telephone: 416-947-1212
Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. O3 Mining’s head office is located at 155 University Avenue, Suite 1440, Toronto, Ontario M5H 3B7. Cartier’s head office is located at 1740, chemin Sullivan, bureau 1000, Val d’Or, Québec J9P 7H1. STLLR’s head office is located at 181 Bay Street, Suite 4260, Toronto Ontario M5J 2V1.

Advisors

Edgehill Advisory Ltd. is acting as financial advisor to Agnico Eagle. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Agnico Eagle.

Maxit Capital is acting as financial advisor to O3 Mining. Bennett Jones LLP is acting as legal advisor to O3 Mining. Fort Capital is acting as financial advisor to the Special Committee of independent directors of O3 Mining. Cassels Brock & Blackwell LLP is acting as legal advisor to the Special Committee.

The Depositary and Information Agent for the Offer is Laurel Hill Advisory Group. If you have any questions or require assistance with tendering to the Offer, please contact Laurel Hill Advisory Group, by phone at 1-877-452-7187 or by e-mail at assistance@laurelhill.com.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle’s Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by O3 Mining and Agnico Eagle, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Offer, including the anticipated timing of expiration, mechanics, funding, completion, settlement, payment, results and effects of the Offer and the other benefits of the transaction; the advancement of the Marban Alliance project; any second-step transaction, including the timing for any such transaction and Agnico Eagle’s intentions with respect to any such transaction; and Agnico Eagle’s acquisition or disposition of securities of Cartier and/or STLLR in the future. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Agnico Eagle and O3 Mining that any second-step transaction will be successful and the ability to achieve goals, including the integration of the Marban Alliance property to the Canadian Malartic land package and the ability to realize synergies arising therefrom. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. O3 Mining and Agnico Eagle do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Agnico Eagle or any of its affiliates or O3 Mining.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.